Exhibit 99.26

Digihost Announces Filing of First Quarter Filings and Provides Update on PPE Distribution

Vancouver, BC – July 15, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) announces that further to its news release of May 27, 2020, the Company has filed its quarterly financial statements and accompanying management’s discussion and analysis, and related CEO and CFO certifications for the three months ended March 31, 2020 (collectively, the “Quarterly Filings”). Readers should refer to the July 15, 2020 Management’s Discussion and Analysis , and the consolidated interim financial statements for complete information, which are available on SEDAR at www.sedar.com.

The Company continues to focus on its cryptocurrency mining operations and on improving its gross profit by focusing on improving the efficiency of its digital currency mining. The Company is evaluating its options to lower electricity costs of its operations and continues to evaluate opportunities for expansion and diversification into other cryptocurrency related businesses.

Update on PPE Distribution

Further to its news release of April 16, 2020, the Company wishes to provide an update on its operations with regards to personal protective equipment (“PPE”). The Company has entered into a distribution agreement for FDA approved masks for sale to customers in North America. After review of current market conditions and demand, at this time it is not the Company’s intention to engage in manufacturing PPE. The Company will continue to import and distribute PPE as dictated by demand and as opportunities present themselves. To date, the Company has imported 210,000 units of PPE for distribution and revenue from the PPE business is immaterial to the Company.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.